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                                                                       EXHIBIT 2


                               SCOTT M. NISWONGER
                                430 AIRPORT ROAD
                          GREENEVILLE, TENNESSEE 37743



                                October 10, 2002


Board of Directors
Landair Corporation
430 Airport Road
Greeneville, Tennessee  37745


Gentlemen:

         This letter sets forth a proposal whereby a corporation designated by John Tweed and me would acquire all of the outstanding shares of common stock of Landair Corporation not already owned by us or our affiliates for $13.00 per share payable in cash. This proposal represents an approximate 25% premium over the closing price of Landair's common stock on Thursday, October 10, 2002. Our offer is contingent upon our ability to arrange suitable financing for this transaction.

         In making this offer, we have taken into account Landair's financial performance over the past few years and the current economic climate within which the corporation operates. Uncertainties as to future of the United States economy and various related factors and influences have affected the corporation's business and these circumstances may continue for the foreseeable future. In addition, Landair Corporation's status as a publicly-owned company creates significant pressure for the corporation to achieve short term earnings expectations and create predictable quarterly financial results. In certain instances, decisions which will benefit the corporation in the long run are at times inconsistent with the desire to meet short term earnings projections and the expectations of Wall Street analysts. The cost of legal, accounting and regulatory compliance as a public company continues to increase and will be even greater with the enactment of the Sarbanes-Oxley legislation. After much consideration, we believe that our offer to existing shareholders is a fair price and an appropriate opportunity for Landair Corporation to become a private enterprise.

         To facilitate the proposed transaction, we have engaged Hunter, Smith & Davis, LLP as our legal advisor. We are ready to negotiate a definitive Merger Agreement which would contain terms and conditions customary for transactions of this type. We and our representatives are available to meet with the Board of Directors to discuss our proposal at your earliest convenience. While we are prepared to move quickly, we recognize that the Board of Directors will need time to evaluate our proposal. Because we are members of the Board of Directors, it would be appropriate for the Board to establish a special independent committee to review our proposal and to engage legal counsel and other advisors as necessary.


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Board of Directors
October 10, 2002
Page 2



         Thank you for your attention to this proposal. We believe our offer represents an excellent opportunity for Landair Corporation's shareholders to realize a premium for their shares at a fair price.

         Time is of the essence and we will appreciate your prompt consideration of this matter. Accordingly, while we reserve the right to terminate our proposal at an earlier date, we further reserve the right to terminate and withdraw our proposal if a definitive Merger Agreement has not been negotiated and executed by December 15, 2002.

                                           Very truly yours,

                                           /s/ Scott M. Niswonger

                                           Scott M. Niswonger

                                           /s/ John A. Tweed

                                           John A. Tweed